[BASI LETTERHEAD]

November 1, 2006

VIA EDGAR AND FAX

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, Northeast

Mail Stop 6010

Washington, DC 20549

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 Form 10-Q and 10-Q/A for the quarter ended June 30, 2006 File No. 0-23357

Dear Mr. Rosenberg:

Bioanalytical Systems, Inc. (the "Company") respectfully submits this letter to respond to the Staff's comments on the above-referenced filing provided to Michael R. Cox by voice mail on October 19, 2006. For your convenience, the subheading and response set forth below corresponds with the subheading from your prior comment letter, repeated verbally in the voice mail. The Staff's comment is in bold.

2. With regards to the impairment recorded in the June 30, 2006 Form 10-Q/A, please address the following:

f) Provide us, in disclosure type format, the disclosures required by paragraph 26 of SFAS 154.

In our Form 10-Q for the periods ended June 30, 2006 as originally filed, we reported an impairment charge on assets acquired in our 2003 acquisition of PharmaKinetics Laboratories, Inc. of $968,000, of which $383,000 was applied against goodwill and $585,000 was applied against other intangible assets. We subsequently determined that an error had been made in computing the impairment loss as a result of using too low an interest rate in discounting our expected cash flows used to quantify the impairment charge, and the assets to which the charge was allocated. In our restated 10-Q/A for the same periods, we increased our impairment charge to $1,100,000 (an increase of $132,000 reflected in general and administrative expenses), of which $383,000 was applied against goodwill, $387,000 was applied against other intangible assets, and $330,000 was applied against fixed assets. We also recorded a deferred tax benefit of $385,000 as a result of these charges, compared to a benefit of $251,000 as originally filed.

Jim B. Rosenberg, Senior Assistant Chief Accountant

November 1, 2006

The impact on earnings of the above error correction was:

	As originally reported	Restated

Net loss:
Nine months ended June 30, 2006	$1,853	$1,934
Three months ended June 30, 2006	1,675	1,756

Net loss per share (basic and diluted)
Nine months ended June 30, 2006	$0.38	$0.40
Three months ended June 30, 2006	0.34	0.36

We have in our 10Q/A filed simultaneously with this letter included the above disclosure in footnote 2, as well as labeling the financial statements as “restated.”

We appreciate your review of the Company's response to your comment. Should you have additional comments or questions, please contact our attorney, Stephen J. Hackman, of Ice Miller LLP, at (317) 236-2289, or by fax at (317) 592-4666, or me by phone at (765) 467-4527 or by fax at (765) 497-8483.

Very truly yours, BIOANALYTICAL SYSTEMS, INC. By: Michael R. Cox Michael R. Cox, Chief Financial Officer